State of Delaware
Secretary of State
Division of Corporations
Delivered 05:55 PM 04/21/2017
FILED 05:55 PM 04/21/2017
SR 20172712810 - File Number 2164821

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF SOURCE FINANCIAL, INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Source Financial, Inc., resolutions were duly adopted setting forth proposed amendments of the Certificate of Incorporation of said corporation, declaring said amendments to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that effective as of April 27, 2017, the Certificate of Incorporation be amended by changing the Article thereof numbered "FIRST" so that, as amended, said Article shall be and read as follows:

"**FIRST**: The name of the corporation is Alltemp, Inc."

RESOLVED, that effective as of April 27, 2017, the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

"**FOURTH**: The Corporation shall have the authority to issue up to 10,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock") and up to 500,000,000 shares of common stock, par value $0.001 per share (the "Common Stock"). The board of directors is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, said amendments were approved by written consent of the holder of a majority of the outstanding voting shares of the Corporation entitled to vote upon said amendments in Lieu of a Special Meeting of the Stockholders of said Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware."

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 21st day of April 2017.

Edward C. DeFeudis
President and Chief Executive Officer